UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.

                                                 Commission File Number 333-9464

                             BRUNNER MOND GROUP PLC
             (Exact name of registrant as specified in its charter)

                         MOND HOUSE, PO BOX 4, NORTHWICH
                        CHESHIRE, CW8 4DT, UNITED KINGDOM
                    (Address of principal executive offices)

        BRUNNER MOND GROUP PLC 12 1/2% SENIOR SUBORDINATED NOTES DUE 2008
          BRUNNER MOND GROUP PLC 11% SENIOR SUBORDINATED NOTES DUE 2008
            (Title of each class of securities covered by this Form)

                                      NONE
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)    [ ]             Rule 12h-3(b)(1)(i)  [ ]
         Rule 12g-4(a)(1)(ii)   [ ]             Rule 12h-3(b)(1)(ii) [ ]
         Rule 12g-4(a)(2)(i)    [ ]             Rule 12h-3(b)(2)(i)  [ ]
         Rule 12g-4(a)(2)(ii)   [ ]             Rule 12h-3(b)(2)(ii) [ ]
                                                Rule 15d-6 --------  [X]

Approximate number of holders of record as of the certification or notice date:

Approximately 20 holders of 12 1/2% Senior Subordinated Notes due 2008 Approximately 12 holders of 11% Senior Subordinated Notes due 2008

Pursuant to the requirements of the Securities Exchange Act of 1934 Brunner Mond Group PLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:       November 28, 2001                     BY: /s/ Stephen Bentley
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